Soulmate Brewing Company



LETTER ⌄

Dear investors,

We need your help!

Best ways to help. Let people know we exist. Speak with stores and restaurants who carry craft beer and ask them to carry our brand. Follow us and be active on Facebook and Instagram when we post with comments, likes and shares. These platforms rank a business based on interactions and will show our company to non followers who have a history of visiting breweries and drinking craft beer. Add to your investment and or mention you invested in the brewery to fellow craft beer enthusiasts and let them know about our current offering. Thank you.



offering. Thank you.

Sincerely,

Jonathan Mogor

Founder and CEO

Carol Mogor

Vice President

How did we do this year?

REPORT CARD

A+

☺ The Good

We continue expanding our fan base across the country with craft beer lovers including opening the Florida market.

Our guests continue to help spread the message about our brand across social media including over 500 5 star reviews on Google

We have now won a record of 19 medals for our beers from the Denver International Beer Comp, US Open and the copa cervecera pacifico

☹ The Bad

All things considered not much. We are now in month 27 so there's a

All things considered not much. We are now in month 27 so there's a long road to reaching our goals. It takes time to build.

We did part ways with our distributor in Vermont. It was not a good fit for our brand. We are establishing self distribution.

As stated in answer 1, we are in the early stage in the beginning of year three. We execute our business plan every day

2024 At a Glance

January 1 to December 31


$$$$

$358,545 +469%
Revenue



-$97,104
Net Loss


IOU!

$83,531 +199%
Short Term Debt



$0
Raised in 2024



$10,000
Cash on Hand
As of 11/20/25

INCOME BALANCE NARRATIVE

Revenues
Profit
$358,545
$63,057
-$121,475
-$97,104
2023
2024

Net Margin: -27% Gross Margin: 71% Return on Assets: -13% Earnings per Share: -$0.10

Revenue per Employee: $89,636 Cash to Assets: 3% Revenue to Receivables: ~ Debt Ratio: 102%

Final_Independent_CPA_Review_Report_2023-24_-_Soulmate.docx.pdf

We ❤ Our 172 Investors

Thank You For Believing In Us

Michael Robbins	Myles E Roeling	Isidoro Di Salvo	Jessica Hutson	Patrick O'Brien Boling	Mario DeRogatis
Taylor Collins	Bryan Buchholz	Alex Doyle	Matthew Dullea	Harshad Joshi	Paul Savage
Jokena Hedges	Dulcie Dawn Hays	Thomas C Webster	Shawn Graves	Dennis Macilwain	Michele Eid
Neil Simon	Igor Plotkin	Kaylee Wolitzer	Tracey Maurer	Scott Weathers	Richard J. Fox
Lisa Louise Daniels	Jean Freebern	Barbara Long-O'Brien	Rene Morse	Gina Concklin	Todd Michael Smith

Paul Sakash	Donna Mc Cluskey...	Debby Dorsett	Bob Thomas	Timothy Johnson	Cindy Eaton
Carlos Nieves Cortes	Ellie Beckett	Russ Beatty	Natalie Romano	Edward Farrell	Allison Purdue
Gregory Costes	Todd Hobson	Amanda Lazarus	John St Amour	Adam Steinberger	Carlo Domaoan
John Morrill	Kenneth Stockman	Wayne Ferrier	Chris McCauley	Elaine Dullea	Chris Tague
Edward Lithgow	Jonathon Stephen...	Dan Lerner	Sarah Steck	Eray Sabuncu	Valerie Gillen
Isaac DePoe	Daniel Daley	Pete Caverzasi	Margaret (Margo)...	Whitey Mitchell	Perry Stavenuiter
Upton Shannon	David Beckman	William Manning	Francesca Loomis	Jeffrey Soucy	Kevin Letourneau
Erik JOHNSON	Mike Plunkett	Anthony Jannini	Damon Penny	Jeramiah Waldron	Jim Itin
Susan Carrozzi	Thomas Webster	Tammy L Lurvey	John DeRienzo	William Sylvia	J. Alden Benson II
Robert C Tesh II	Karla Bartolomei	Robert Sohmer	Francine Kelley	Philip Walbridge	Kenneth R. Freer
Dawnmarie E Black	Rob Amon	Darlene Creighton	Dean Doty	Todd A Leadbeater	Tod Mesirow
Adrian Willcox	Wendell Gibson	Olga Schloss	Todd Thomas	Sarah Thomas	Dola Nedeska
Mark Sciarrotta	Leigh A Petrucelli	Mark ARIDGIDES	Peter Demick	Tricia Follert	Gayle Erdman
Jeffrey Hart	Kevin Elwell	Susan L Trombley	Kimberly Walters	William Basara	William Conklin
Thomas Feist	Maria Mahal Beyler	Bill Schiffer	Elliot S Lowe	Marguerite A Walsh	Steve J RACINE
Ashley Robinson	Robert Pierce	Jamie Fitzgerald	Manny Steverson	Michael R. Deweese	Gabrielle Neben
Richard Mann	Norma E Luke	George Braun	Nancy Gordon	Randall Rupp	Orrin Smith
John MALTER	Cynthia And Thomas...	Michael H Blust	Spd Hospitality	Carol Lee	Kristin Jamie
Graydon Wilson	Paul & Mer...	Jeff Gabriel	John Drake	Jody Sammons	Michael Tallo
Nancy Munro	Brian Murray	Heidi Spurling	Stephen Nardell	Ashley Karger	Heather Lewis
Charles David Jones Jr	Tracey Boehm	Daniel Millstone	Jackie Mills	Danielle Tunstall	Steve Shelton
Jukka Matti Karhu	Paul Cianciulli	Chris Dodge	Paula J SMITH	Rich Douglass	Abigail Tague
Jane McClellan	Peijin Chen				

Thank You!

From the Soulmate Brewing Company Team



Jonathan Mogor **in**

Founder and CEO

I'm a navy veteran who enjoys helping animal rescues and fellow veterans. Live music with a craft brew in hand as well as weekend road trips to wherever we end up!...



Carol Mogor

Founder/VP

Besides being an amazing mother to two wonderful daughters and Jonathan's Soulmate, Carol is an Occupational Therapist who specializes in treating children wh...



Hideki Arao

Launched a craft brewing operation in Mexico "The Beer Project" bringing his passion for craft beer to fruition while...

Details

The Board of Directors

Director	Occupation	Joined
Carol Mogor	Occupational Therapy @ self	2019
Jonathan Mogor	CEO @ Soulmate Brewing Company	2019

Officers

Officer	Title	Joined
Carol Mogor	Vice President	2019
Jonathan Mogor	President CEO	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Jonathan Mogor	750,000 Common Stock	75.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2019	$75,000	Common Stock	Section 4(a)(2)
03/2021	$128,674		4(a)(6)
04/2022	$305,000		Section 4(a)(2)
04/2023	$386,544		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
VEDL ❓	04/12/2022	$305,000	$305,407 ❓	5.75%	04/26/2028	
Jonathan & Carol Mogor ❓	04/12/2023	$386,544	$250,000 ❓	0.0%	04/30/2028	

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	6,000,000	1,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Economic downturn- The reality is higher gas prices do take a bite out of disposable income and for many people going out for luxury meals and vacations are usually top on the list for expenditures reduced. Sales of alcohol actually increase during times of stress. We are opening Soulmate for celebratory reasons, but the facts are still indisputable about sales across the board for alcohol in good and bad times. Craft beer fans enjoy the unique quality of craft beer, especially in Vermont.

Competition- there are two other breweries in the town. Both set up differently than our location with one primarily focused on distribution and the other with a nice outside venue for the season with an intimate indoor year-round seating area. In Vermont, the craft beer industry is well supported by the local community and the tourism industry. There are beer tours, brewery guide maps and lots of collaboration. We are strategically located in the historic downtown village area and feel our business model will provide a different venue in our own way while being another reason for people to visit not just us but the other breweries available to them.

Lack of staff. It is a challenging time for many businesses seeking qualified staff. What we have in our favor is our location within the state of Vermont. Residential units, both owned and rentals, outnumber businesses in Morrisville. It is a desirable community to live and work in and when we take into consideration gas prices, there are hundreds of amazing and qualified people in the hospitality industry who work in other towns that will save $200-$400 a month in gas and insurance as many could walk to the brewery.

Death/Loss of one or both of the founders. We have to be realistic that life brings both good and bad news. The only guarantees in life are death and taxes! We have planned for contingencies in the event something were to happen to either or both of us so that Soulmate Brewing continues to operate into the future for our family and yours.

Shortages. Since Covid we have witnessed can shortages, regional Co2 shortages, increases in grain costs and shortages in some hops varieties. The can shortage has subsided, and we have been seeing wheat prices slowly come down. We have an experienced brew team which will allow us to make a variety of beers with whatever grains are available. The canning companies we will contract with until it makes sense for us to purchase our own canning equipment have plenty of cans for all of their clients and never ran out of supply throughout the can shortage.

Damage to our facility which would prevent or delay operations. We have witnessed issues with other manufacturing operations across a plethora of industries which impacted every aspect of the business and the staff employed by the company. We discussed insurance options available on the market with multiple agents and found a policy which covers loss of the building, equipment, sales, income etc. We have a solid policy in place and contract brewing operations who could fill in the gap to help minimize a loss of sales on the distribution side while we rebuild with the funds from a claim.

Carol Mogor is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. Specifically, the valuation is based on FMV of assets plus estimate of 3x earnings once brewery is up and running (this cannot be guaranteed).

Because there is no public market for our securities, the price of the stock has been determined by our board of directors. Among the factors we have considered in determining the initial price are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development, the team members' expertise and experience, the strategic location of brewery, equipment inventory, our reduced rent, and other factors deemed relevant.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our

common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Soulmate Brewing Company

Vermont Corporation
Organized April 2019
4 employees
74 Portland Street
Morrisville VT 05661 http://soulmatebrewing.com

Business Description

Refer to the Soulmate Brewing Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Soulmate Brewing Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investors only and will require you to log in to the Wefunder account used to make the investment.

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